Brooklyn Cheesecake & Desserts Company, Inc.
                                20 Passaic Avenue
                               Fairfield, NJ 07004
                                 (973) 808-8248
                               Fax (973) 808-0203


                                January 22, 2007
Securities & Exchange Commission
Judiciary Plaza
100 F Street NE
Washington D.C. 20549
Attn: Jill S. Davis, Branch Chief

                        Re:   Brooklyn Cheesecake & Desserts Company, Inc.
                             (the "Company") Form 10-KSB Fiscal Year
                              ended December 31, 2005
                              Filed March 28, 2006
                              File No. 0-13984

Dear Ms. Davis,

On behalf of the Company, please except this response to the commission's letter of April 18, 2006. For ease of review, the commission's comments are set forth immediately prior to the Company's response.

Form 10-KSB for the Fiscal Year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 7

1. We note from your disclosure that you have entered into non-binding letter of intent with our CEO to dispose of "certain" assets and liabilities. Additionally, we note that your Form 8-K, filed on March 31, 2006, includes an Exchange Agreement dated March 28, 2006 that consummates the transaction and suggests that you are selling all of your current operations. Based on this disclosure, please address the following:

o We note under Item 8 of the Exchange Agreement that the referenced disposal is not subject to shareholder approval. Please tell us how you considered the proxy rule requirements and confirm, if true, that you are in compliance with those rules or otherwise advise. Refer to Regulations 14A.

      Response: The Company views the exchange of assets for satisfaction of certain liabilities and obligations pursuant to the exchange agreement dated March 28, 2006 (the "Agreement") as not being a transaction that required shareholder approval. Specifically, prior to undertaking the exchange transaction the Company obtained a valuation of its assets in July 2004 (the "Valuation"). Subsequent to obtaining the Valuation, the Company sought a fairness opinion regarding the valuation of assets that were the subject of the exchange (the "Fairness Opinion"). Pursuant to the Agreement, the Company exchanged certain assets that


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      had an appraised fair market value of approximately $251,725 as of the
      July 2004 Valuation. The fair market value of the assets at that time of the Valuation was $500,350 and a fair market value of the assets in their current place was $698,450. The majority of the assets exchanged were equipment for use in a commercial baking and food processing. Due to the age and condition of the equipment, location and the potential resale market place being quite narrow for the equipment; the potential realized value was not viewed as material by the Company.

      The Company, as a New York corporation in making the determination that the transaction under the Agreement was not material and did not require shareholder approval, analyzed New York law in conjunction with results of the Valuation and Fairness Opinion, the Company did not view the disposition of the assets subject to the Agreement as being all or substantially all of its assets. New York Business Corporation Law ss. 909 provides that a New York corporation is only required to obtain shareholder approval in transactions where the sale, lease or exchange or other disposition of assets is substantially all of assets (emphasis given).

      Further, in addition to the mere exchange of assets, the Agreement provided for the settlement and satisfaction of $826,041 of Company obligations and the assumption of additional $262,900 of Company obligations. As a part of the Agreement, in addition to the exchange of the assets, the Company's former CEO and Chairman assumed certain equipment leases and plant obligations totaling $654,185 in the aggregate.

      Prior to entering into the Agreement, the Company had exhausted all available avenues for raising capital to maintain operations beyond continued borrowing of funds from executive officers. The company's operations were not sufficient to maintain its operations and due to its adverse financial condition, the company faced the loss of credit terms with vendors coupled with mounting accounts payable. The valuation of assets exchanged was far less than the outstanding liabilities of the Company satisfied under the Agreement. In addition to the exchange and satisfaction of liabilities under the Agreement, the Company maintained certain intellectual property assets that were valued between $200,000 to $300,000 per the Valuation.

      The Company has also filed a Schedule 14C Information Statement for its annual meeting of shareholders which includes an agenda item for the ratification of the Agreement. The Board of Directors currently possesses sufficient proxies in excess of 53% of the Company's issued and outstanding common stock for purposes of approving all transactions set forth in the Information Statement.


o Tell us how you considered the guidance in paragraph 30 of SFAS 144 for your fiscal year ended December 31, 2005. In this regard, we note that you have not classified your assets as held for sale in accordance with paragraph 30 of SFAS 144.

      Response: Paragraph 30 of SFAS 144 does not apply because the assets were not for sale. In order for an asset to be classified as held for sale, Paragraph 30 of SFAS 144 states that all criteria in sub-sections A-F must be met. As of December 31, 2005 management did not plan to dispose of the company's assets. The non-binding agreement entered into between the company and the former chairman in December occurred not because the parties intended to enter into an a sale agreement, but rather as a mechanism, since the note matured, to protect the company, and the former chairman's rights, from foreclosure or bankruptcy which would have brought negative implications and reduce shareholder value. Additionally the company continued to look for financing opportunities, which, if found before the filing of form 10-KSB, would have resulted in the continuation of the baking operation as a public entity.

o Explain how you concluded that your letter of intent to dispose of "certain" assets and liabilities did not require you to present your operations, assets, and liabilities as discontinued operations as of December 31, 2005. Refer to paragraph 42 of SFAS 144.

      Response: As stated in our response above with regards to assets held for sale, our assets were not held for sale, and were not disposed at December 31, 2005. Thus the conditions to present operations, assets, and liabilities as discontinued operations were not met as per paragraph 42 of SFAS 144.

o Expand your disclosures in your MD&A, Liquidity and Capital Resources and all other sections of your document referencing your intended disposal, including Notes 14 and 18 to your financial statements, to further describe i) the "certain" assets and liabilities you intend to dispose of,
      ii) the expected effect the transactions will have on your future financial position, operations and cash flows and iii) the contingent events, if any, required to consummate the transaction. It appears that fulsome disclosure regarding the Exchange Agreement is appropriate as this agreement was entered into on the same day that you filed your Form 10-K.

      Response: Expansion of disclosures with regards to the asset exchange agreement is not required. The Company maintains the position that it was not required to classifying the assets as held for sale under paragraph 30 of SFAS 144. In addition, since the company's assets were not disposed of, in accordance with the requirements in paragraph 42 of SFAS 144, the company is not required to present operations, assets, and liabilities as discontinued operations. The company takes the position this position since form 10-KSB was filed prior to the asset exchange (and more importantly the INTENT was that the company postpone the transaction until almost the last day the 10-KSB could be filed hoping to obtain financing and keep the baking operation in the public entity.) Had financing been obtained, the company would not have entered into the agreement. Therefore, the company holds the position that the exchange agreement should be excluded from form 10-KSB, and was properly filed separately on form 8-K.


Notes to Financial Statements

Note 2 Summary of significant accounting policies, page 20

2. Please expand your disclosure to include a description of your option pricing model, the assumptions underlying your pricing model and the pro forma compensation effects of options granted for all period presented had you valued them at fair value. Refer to paragraph 2(e) of SFAS 148.

RESPONSE: The Company has chosen the intrinsic value method as its option pricing model. This information is presented in the summary of significant accounting policies, on page 22. Footnote 16, common stock options has been expanded to include the assumptions underlying the


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pricing model and the pro-forma compensation effects for the year ended December
31, 2005, in which 143,417 options were granted. The following has been added to the footnote:

Pro forma information regarding net loss is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method. The fair value for options granted was estimated at the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions: For 2005 risk free interest rate of 2.91%; expected dividends of zero; volatility factor of the expected market price of the Company's common stock of 231% for options with an expected life of 5 years; The Company's net loss for the year ended December 31, 2005 was $1,064,311. The Company's pro forma net loss for the year ended December 31,2005 was $1,092,948. The Company's basic and diluted net loss per share for the year ended December 31, 2005 was $(2.14). The Company's pro forma basic and diluted net loss per share for the year ended December 31, 2005 was $(2.20). The impact of the Company's pro forma net loss and loss per share of the SFAS 123 pro forma requirements are not likely to be representative of future pro forma results.

Options granted to employees were:

      Options granted to employees were:

      Date Granted      Purpose            Options
      ------------      -------------      -------
      1/13/2005         Director fees       48,000
      1/13/2005         Employee            38,400
       3/2/2005         Vendor               9,017
       8/3/2005         Consultant           4,000
       8/3/2005         Director fees       17,000
       8/3/2005         Employee             1,000
       8/8/2005         Consultant          10,000
      8/31/2005         Consultant           8,000
       9/9/2005         Consultant           8,000
                                           -------
                                           143,417
                                           =======

During 2005 the Company issued 30,000 options to consultants. The fair market value of these options total $77,400. The Company did not record this expense since it was immaterial in comparison to the net loss of $1,064,311. However when these options were exchanged for $.025 common stock shares on February 17, 2006 an expense of $37,500, the market value on that date, was recorded.

Note 7 Website Development Costs, page 24

3. We note that you reported an impairment loss related to your website development costs. Please expand your disclosure to include all information regarding this impairment, as required by paragraph 26 of SFAS 144.

RESPONSE: The disclosure has been amended to read as follows:


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Website development costs:

On March 1, 2005, the Company entered into an agreement to develop a website. In exchange the Company issued 2,500,000 shares of the Company's common stock, valued at $341,050. Management determined that the website was not functioning effectively, and sales did not live up to expectations. Thus the Company recorded an impairment expense totaling $201,887. The impairment expense is included in selling, general and administrative expenses on the income statement. The net value of the website before amortization is $139,164 calculated on a three year cash flow analysis with an 8% discount rate. The website development is being amortized on a straight-line basis over a three-year term. Amortization expense for the year ended December 31, 2005 amounted to $27,060.

The company's policy is to capitalize website development costs pursuant to paragraphs 21 and 31 of SOP 98-1.

The following is a schedule of future amortizations on the website:

Years Ended December 31,

      Years Ended December 31,

           2006                                                   $    46,388
           2007                                                        46,388
           2008                                                        19,327
                                                                  -----------
                                                                  $   112,103
                                                                  ===========

4. Please clarify why you believe it is appropriate to capitalize your website development costs and reference the authoritative accounting literature supporting your view. Expand your disclosure to describe your accounting policy regarding the capitalization of these costs.

RESPONSE: Website development costs were capitalized pursuant to paragraphs 21 and 31 of SOP 98-1 which states that the acquisition or development of software necessary for general web site operations, including server operating system software, Internet server software, web browser software, and Internet protocol software can be capitalized. See #3 above for the revised disclosure.

Note 18 Subsequent Events, page 31

5. We note your disclosure in which the board of directors authorized the exchange of 3,585,427 options for common shares of the company. Please confirm, if true, that these options were outstanding as of December 31, 2005 or otherwise advise. If these shares were outstanding as of the end of your fiscal year presented, please expand your disclosure within the appropriate footnote to indicate the purpose for granting these options, the date(s) in which the options were granted, and total compensation cost recognized in income if applicable. Also, please disclose the financial effect of any modifications made to the option awards as a result of their exchange for your common shares.

RESPONSE: In footnote 18, Subsequent Events, page 31, the company inadvertently reported 3,585,427 options for shares of the company's $.001 common stock. The correct number of options should be 143,417 (post 1:25 reverse stock-split) for $.025 common shares. This information was properly disclosed in Footnote 16, which we have expanded on in response to item 2 above. Note 18 has also been amended to show the proper numbers.


Controls and Procedures, page 32

6. We note that management has established and maintains a system of disclosure controls and procedures "to provide reasonable assurances." Please confirm, if true, that your disclosure controls and procedures are elective at the reasonable assurance level or otherwise advise. Please revise your conclusion as to effectiveness that your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

      Response: Management proposes an amendment to the disclosure with respect to its controls and procedures as set forth in its 10-KSB so that same reads as follows:

      "Controls and Procedures

            Our management evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (Exchange Act) as of December 31, 2005. Based on the evaluation of the Company's disclosure controls and procedures as of the end of the fiscal period covered by this report, the Chief Executive Officer and Chief Financial Officer have concluded that in their judgment, the Company's disclosure controls and procedures are designed to ensure that material information relating to the Company, including the Company's subsidiaries, is accumulated and communicated to the Company's management, including its principal executive and financial officers of the Company or its subsidiaries, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

            There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      Limitations on the Effectiveness of Controls

            A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are being met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may be inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected. The Company conducts periodic evaluations of its internal controls to enhance, where necessary, its procedures and controls."


7. Please expand your disclosure to address Item 308(c) of Regulation S-B which requires that you disclose any change in your "internal control over initial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules l3a-15 or l5d-15 that occurred during the fiscal period that has "materially affected, or is reasonably likely to materially affect, the registrant's a internal control over financial reporting."

      Response: See response to comment 6 above.

Exhibits 31.l and 31.2

8. We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references throughout the certification to the annual report and your evaluation of the effectiveness of your disclosure controls occurred within 90 days prior to the filing date instead of as of the end of the period. Furthermore, we note your reference to an entity other than Brooklyn Cheesecake & Desserts Company, Inc. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certification and amend your exhibits as appropriate.

      Response: The Company has amended the certifications filed pursuant to 302 of the Sarbanes Oxley Act of 2002 to read as follows:

Exhibit 31.1


               CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

In connection with the Annual Report of Brooklyn Cheesecake & Desserts Company, Inc. (the "Company") on Form 10-KSB for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof, I, Ronald L.Schutte, Chief Executive Officer of the Company, certify, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, that:

1. I have reviewed the Annual Report on Form 10-KSB of the Company for the fiscal year ended December 31, 2005;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Exhibit 31.2

               CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

In connection with the Annual Report of Brooklyn Cheesecake & Desserts Company, Inc. (the "Company") on Form 10-KSB for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof, I, Anthony J. Merante, Chief Financial Officer of the Company, certify, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, that:

1. I have reviewed the Annual Report on Form 10-KSB of the Company for the fiscal year ended December 31, 2005;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

In connection with the foregoing responses, the Company acknowledges that:

      1. It is responsible for the adequacy and accuracy of the disclosure in the filings;
      2. Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and
      3. It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to discuss any of the foregoing responses contained herein please do not hesitate to contact the undersigned.

                                  Sincerely,
                                  Brooklyn Cheesecake & Desserts Company, Inc.


                                  /s/ Anthony J. Merante
                                  ------------------------------------
                                  Anthony J. Merante
                                  Chairman, President, Chief Executive Officer, Chief Financial Officer, and Corporate Secretary




cc: Baratta, Baratta & Aidala, LLP
    Sherb & Co.